Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Gretchen Anne Trofa
(312) 984-3171	Telephone (312) 984-3100
Voice Mail Ext. 4171	Facsimile (312) 984-3150
gretchen.trofa@bfkn.com

February 24, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:	Medgenics, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 24, 2011
File No. 333-170425

Dear Mr. Riedler:

On behalf of Medgenics, Inc. (the “Company”), transmitted herewith is Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (File No. 333-170425) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 23, 2011 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 5, three of which have been marked to show changes from Amendment No. 4.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 5 and the defined terms used herein have the definitions given to them in Amendment No. 5.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 24, 2011

General

1.	Please file a copy of the legal opinion to be provided by Barack Ferrazzano Kirschbaum & Nagelberg LLP prior to seeking effectiveness of the registration statement.

The Company confirms that, prior to seeking effectiveness of the registration statement, a copy of the legal opinion to be provided by Barack Ferrazzano Kirschbaum & Nagelberg LLP will be filed as an exhibit to the Registration Statement.

Capitalization, page 33

2.
Please refer to our prior comment three.  The first sentence of this section states that the table sets forth your cash and cash equivalents and your capitalization.  Therefore, please revise the table to also include the dollar amount for total capitalization.

The Company has revised the presentation of the capitalization table on page 33 to include the dollar amount for total capitalization for each of actual, proforma and proforma adjusted.

3.
Please refer to our prior comment four.  Please revise your disclosure to clarify that the pro forma information for the 2009 Debentures reflects the effect of the discount.  This comment also applies to the Summary Financial Data and the Selected Financial Data sections.

The Company has included additional disclosure in each of the Summary Financial Data, Capitalization and Selected Financial Data sections to clarify the discounted conversion price for each of the 2009 Debentures and the 2010 Debentures.

4.
Please refer to our prior comments five and six.  Please explain why the number of shares used to calculate pro forma net tangible book value per share before revaluations and this offering includes the number of shares upon conversion of the debentures and the number of shares upon closing of the offering.

The Company has revised the presentation of dilution to comport with the revised presentation in the Capitalization section and to make the disclosure more meaningful for investors as suggested by the Staff.

* * * * * * *

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 24, 2011

Please direct your questions or comments regarding the Company’s response to the Staff Letter and Amendment No. 5 to the undersigned at (312) 984-3171.  Thank you for your assistance.

Very truly yours,

/s/ Gretchen Anne Trofa

Gretchen Anne Trofa

GAT/mh
Enclosures

cc:	Dr. Andrew L. Pearlman, Medgenics, Inc.
Ms. Phyllis Bellin, Medgenics, Inc.
Steven Skolnick, Esq., Lowenstein Sandler PC